OMV

News Release

September 19, 2002
For immediate release

www.omv.com

OMV acquires 25.1% of The Rompetrol Group

- **In line with strategy to increase market share in core Danube region**
- **Improves OMV's positioning in Romania**
- ***Acquisition of strategically located Petromidia refinery***

OMV Group, the Central European oil and gas group, announces that it has signed today in Bucharest an agreement to acquire a 25.1% interest in The Rompetrol Group NV, the largest private oil operator in Romania. The deal includes a number of assets in Romania, most notably Rompetrol's Petromidia refinery on the Black Sea coast with access to the Danube. The parties have agreed that the sale price will not be disclosed.

The Rompetrol Group NV (TRG) is a Netherlands-based integrated oil and gas company with the bulk of its operations and assets located in Romania. TRG is the largest private operator in the refining and marketing segment in Romania, second only to Government-owned SNP Petrom. 71% of TRG is currently held by its senior managers Dinu Patriciu (CEO) and Philip Stephenson (Deputy CEO) with the remaining 29% is owned by the Romania and Moldova Direct Fund LP, a US-managed private equity fund. As a whole, TRG's 2001 IAS audited revenues were USD 668 million and net profit was approximately USD 15 million.

Among other interests, TRG owns the refineries Petromidia (Navodari) and Vega (Ploiesti) with a combined nameplate processing capacity of 110,000 bbl/d; a countrywide wholesale business including four tank farms; a retail network of 127 filling stations (out of which 28 owned, 5 rented and 94 colour contracts); and its own maintenance, logistics, and ecological services companies.

Rompetrol's flagship company is Petromidia SA, which owns and operates the Petromidia refinery. Petromidia is Romania's only refinery located on the Black Sea coast, with access to the Danube, and was built between 1975 and 1977 and further modernized in the early 1990s. It has a crude oil distillation capacity of up to 4.8 mn tons per year.

Acquisition of a 25.1% interest in TRG allows further expansion in the core Danube area
The Romania and Moldova Direct Fund, a purely financial shareholder in TRG, will exit completely, resulting in a TRG management ownership of 74.9% and 25.1% by OMV. OMV will also have the possibility of raising this stake at a later date if certain conditions are met by the parties. The parties decline to discuss valuation issues, but state that OMV's commitment to the company also include new money being made available to TRG for use in the Petromidia refinery in the course of this process. OMV will be proportionately represented on TRG's Board of Directors, which will be comprised of Dinu Patriciu (Chairman), Philip Stephenson (Vice Chairman), Wolfgang Ruttenstorfer, and Ambassador (ret) Richard R. Burt.

Wolfgang Ruttenstorfer, CEO of OMV commented: "As the market consolidates satisfactory returns in the Refining and Marketing business can only be achieved if we have a retail market share of 20%. Therefore, our strategic target to achieve a 20% market share in our Danube

core region by 2008 requires access to relevant refining capacities. The acquisition of a share in TRG with its Petromidia refinery offers this opportunity."

TRG CEO Dinu Patriciu added, "I'm confident that the partnership with OMV will have a beneficial synergistic effect on both companies and will become a driving force of the whole Romanian petroleum industry. OMV is also a key strategic ally in Rompetrol's corporate strategy of growing into one of the largest oil companies in the Black Sea and Balkan area."

TRG Deputy CEO Philip Stephenson pointed out, "In 2001, Rompetrol operated as Romania's largest private company in terms of revenues. This year, with our programs to improve refining efficiency, sell non-core assets, access bank financing from international sources at highly competitive rates, and now to ally with a strong strategic partner, Rompetrol has become the most competitive company in Romania's energy sector."

Notes to editors:

Background on Romania
With a population of about 22 million, Romania is, after Poland, the second largest CEE market with an oil product consumption of approximately 10 mn tons per annum. With currently 128 cars per 1,000 inhabitants, Romania is significantly below the CEE average. Possible EU membership within the next six to eight years may, however, increase the currently weak purchasing power of the country's consumers. Restructuring of the Romanian retail market has not yet begun, with the former state-owned monopoly Petrom still holding a market share of 60%, and some other international and independent companies including Rompetrol holding the remaining 40%.

OMV Group
With group sales of EUR 7.74 billion in the year 2001, a staff of 5,659 and a market capitalization of approximately EUR 2.54 billion at the end of 2001, OMV Aktiengesellschaft is Austria's largest listed industrial company. As Central and Eastern Europe's leading integrated oil and gas Group OMV has refining and marketing activities in 12 CEE countries and maintains exploration and production activities in 13 countries. The Company also has own integrated chemicals companies. In addition, OMV holds a 25% stake in Borealis A/S, the world's fifth largest polyolefin producer, and a 10% stake in MOL, the Hungarian oil and gas group. In its Central and Eastern European core region OMV wants to increase the number of its filling stations ato 1,800 and increase its market share in the retail and commercial business to 20% by 2008.

OMV has been active in Romania since 1999 through its wholly owned retail subsidiary and currently operates 40 filling stations with an estimated market share of 3%. As in other Central and Eastern European countries, OMV's target is to achieve a market share of 20% in Romania by 2008.

- Ends -

For further information, please contact:
OMV
Brigitte H. Juen, Investor Relations Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Internet home page: http://www.omv.com

Weber Shandwick Square Mile
Claudine Cartwright, London Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate
Allan Jordan, New York Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–September 2002** on November 12, 2002

OMV

02 OCT -2 AM 9:43

News Release

September 16, 2002
For immediate release

www.omv.com

SUPPL

OMV: German network of retail stations almost doubled in one week

- **OMV Deutschland acquires another 40 retail stations**
- **Additional fuel sales of 120 million liters per annum**
- **Market share in Bavaria will increase to 4.5%**

OMV Group, the Central European oil and gas group, announces that OMV Deutschland GmbH, its wholly owned subsidiary, has acquired 40 filling stations in Bavaria from Martin GmbH & Co. KG in Nuremberg. The addition of these new filling stations, alongside the 32 acquired from Shell & DEA Oil last week, almost doubles OMV's number of filling stations in Germany from 79 to 151. When taking this acquisition into account OMV's filling station network totals 1,305 stations, compared with 1,160 at the beginning of 2002. OMV Deputy Chairman Gerhard Roiss commented: "This 12% increase was achieved through a program of both opening new stations and acquiring existing stations."

As of January 2, 2003, OMV will be taking over the filling station network of Martin GmbH & Co. KG in the metropolitan area of Nuremberg. The filling stations are operating under the DEA brand name. With this acquisition, OMV extends its previous distribution territory from Southeast Bavaria to Northern Bavaria and will increase the sales volume of OMV Deutschland by approximately 120 million liters per annum. Along with last week's acquisition, this deal will double OMV Deutschland's total annual sales volume to approximately 480 million liters. This corresponds to an increase in market share in Bavaria from 2% to 4.5%. OMV's declared goal is to reach the 10% mark by 2008.

The acquisition has already been approved by the German Monopolies and Mergers Commission. Information about the purchasing price will not be released as the parties have agreed confidentiality.

Notes to editors:
OMV has maintained a presence in Bavaria for more than 30 years. In addition to its refinery in Burghausen, dedicated primarily to the production of middle distillate and petrochemical raw materials, OMV has also been active in the commercial and retail businesses. In 2001, OMV Deutschland GmbH generated sales of approximately EUR 1.4 billion. The company covers more than 50% of the aircraft turbine fuel requirement of Franz Josef Strauss Airport in Munich. From its marketing office in Landshut in Lower Bavaria, support is provided to 79 OMV filling stations in Southeast Bavaria, almost 90 OMV brand partners and approximately 4,000 users of lubricants, chemical-technological products, fuels and EXTRA light heating oil. In 2001, the company employed 528 people.

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Internet home page:	http://www.omv.com

Weber Shandwick Square Mile

Claudine Cartwright, London	**Tel: +44 20 7950-2862; e-mail:** ccartwright@webershandwick.com

Golin Harris Ludgate

Allan Jordan, New York	Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–September 2002** on November 12, 2002